June 11, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker
Mr. Mark Wojciechowski
Ms. Kimberly Calder
Mr. Paul Monsour
Mr. John Hodgin

Re:	Par Petroleum Corporation
Registration Statement on Form S-3
Filed May 2, 2014
File No. 333-195662

Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014, as amended on April 29, 2014
File No. 0-16203

Dear Ladies and Gentlemen:

This letter is in response to your letter dated May 30, 2014, to Par Petroleum Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Registration Statement on Form S-3 Filed May 2, 2014

1.	We will not be in a position to declare your registration statement effective until you have cleared all comments on your Form 10-K.

Response. The Company respectfully acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

June 11, 2014

Exhibit Index, page II-8

2.	We note in your first footnote to your exhibit index that you list “debt securities” as a type of offered security for which you would file a Form 8-K. As we can find no other mention of such instruments in the filing, please revise or explain.

Response. In response to the Staff’s comment, the Company has revised the first footnote to its exhibit index to remove the reference to “debt securities” as a type of offered security.

Form 10-K for Fiscal Year Ended December 31, 2013

Properties, page 23

Reserves, page 23

Internal Controls Over Reserve Estimates, Technical Qualifications and Technologies Used, page 23

3.	Please expand the disclosure of your internal controls to include the qualifications of the technical person at Par Petroleum Corp. who is primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on form 10-K. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

Response. In response to the Staff’s comment, the Company notes that, as disclosed on pages 1 and 3 of the Form 10-K, the Company does not operate its interests in its natural gas and oil assets. As the Company does not operate its interests, the Company does not have an internal reserve engineering staff and does not prepare any internal reserve estimates. Accordingly, the Company proposes to expand, in future filings, the disclosure relating to the qualification of the technical person within the Company primarily responsible for overseeing the preparation of our reserves estimates as indicated in the following expanded excerpt from page 23:

Our policies regarding internal controls over reserve estimates require reserves to be in compliance with the SEC definitions and guidance, and for all reserve estimates to be prepared by an independent third party reserve engineering firm and reviewed by certain members of senior management. As we do not operate our interests in our natural gas and oil assets, we do not have an internal reserve engineering staff and do not prepare any internal reserve estimates. Christopher Micklas, our chief financial officer, reviews the independence and professional qualifications of the third party engineering firms we engage. He also supervises the submission of technical and financial data to third-party engineering firms and reviews the prepared reports. Mr. Micklas has more than 11 years’ experience in senior financial positions in the oil and gas industry. The reserves estimates shown herein have been independently evaluated by Netherland, Sewell & Associates,

U.S. Securities and Exchange Commission

June 11, 2014

Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Dan Paul Smith and Mr. John Hattner. Mr. Smith has been practicing consulting petroleum engineering at NSAI since 1980. Mr. Smith is a Licensed Professional Engineer in the State of Texas (License No. 49093) and has over 30 years of practical experience in petroleum engineering and in the estimation and evaluation of reserves. He graduated from Mississippi State University in 1973 with a Bachelor of Science Degree in Petroleum Engineering. Mr. Hattner has been practicing consulting petroleum geology at NSAI since 1991. Mr. Hattner is a Licensed Professional Geoscientist in the State of Texas, Geology, (License No. 559) and has over 30 years of practical experience in petroleum geosciences, with over 20 years experience in the estimation and evaluation of reserves. He graduated from University of Miami, Florida, in 1976 with a Bachelor of Science Degree in Geology; from Florida State University in 1980 with a Master of Science Degree in Geological Oceanography; and from Saint Mary’s College of California in 1989 with a Master of Business Administration Degree. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. A letter which identifies the professional qualifications of the individuals at NSAI who were responsible for overseeing the preparation of our reserve estimates as of December 31, 2013 has been filed as a part of Exhibit 99.1 to this Annual Report.

Proved Undeveloped Reserves, page 24

4.	Based on the tabular disclosure provided on page F-46, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves in the Form 10-K for your fiscal year ended December 31, 2013. Item 1203(b) of Regulation S-K requests that registrants “[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves.” Please expand your disclosure to present the material changes in your proved undeveloped reserves relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also expand your disclosure to provide a narrative explanation of such changes.

Response. In response to the Staff’s comment, the Company proposes to expand, in future filings, its disclosure to indicate that approximately 70% to 75% of the increase in proved undeveloped reserves from December 31, 2012 to December 31, 2013 is due to

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June 11, 2014

increased gas prices. As disclosed on page F-26 of the Form 10-K, the 12 month average CIG Rocky Mountain gas price increased from $2.563 to $3.527 per MMBTU during that period. This resulted in wells that were uneconomic at year end 2012 becoming economic at year end 2013. The remainder of the increase was due to localized adjustments in type curves to adjust for the actual performance of the producing wells and changes in operating costs.

5.	Further to the previous comment, Item 1203(c) of Regulation S-K requests that registrants “[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” Please expand your disclosure to discuss your progress in converting proved undeveloped reserves to proved developed reserves. Also disclose the capital expenditures incurred relating to the conversion of any proved undeveloped reserves.

Response. In response to the Staff’s comment, the Company notes that, as reflected on page 4 of the Form 10-K and on page 6 of its 2012 Form 10-K, all of its proved undeveloped reserves at December 31, 2013 and substantially all of its proved undeveloped reserves at December 31, 2012, respectively, are reflected in the Company’s share of Piceance Energy, LLC (“Piceance Energy”). The Company further notes that, as disclosed on page 26 of the Form 10-K, Piceance Energy had no drilling activity in 2013, and as a result there were no conversions of proved undeveloped reserves to proved developed reserves by Piceance Energy. The Company supplementally informs the Staff that Piceance Energy has advised the Company that this was the result of relatively low natural gas prices and high basis differentials in the Piceance Basin. Piceance Energy instead focused on converting proved developed non-producing (PDNP) reserves to proved developed producing (PDP) reserves as well as preparing permit applications for a 2014 drilling program. Piceance Energy intends to commence a one-rig drilling program in the North Vega Field where 34% of Piceance Energy’s total proved reserves and 36% of Piceance Energy’s proved undeveloped reserves are located. Piceance Energy signed a drilling rig contract in May 2014 and expects the rig to arrive in the Piceance Basin in September 2014. The Company proposes to expand, in future filings, its disclosure to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including the Piceance Energy drilling program discussed above.

6.	We also note from the disclosure provided on page 4 that proved undeveloped reserves represent approximately 76% of the total combined proved reserves at December 31, 2013. Please refer to Item 1203(d) of Regulation S-K and tell us the extent to which any of your proved undeveloped reserves will not be developed within five years since your initial disclosure of these reserves. Please clarify in your disclosure on Form 10-K.

U.S. Securities and Exchange Commission

June 11, 2014

Response. In response to the Staff’s comment, the Company notes that, as reflected on page 24 of the Form 10-K, the Company’s proved undeveloped reserves at December 31, 2013 are held through its minority equity ownership in Piceance Energy, and as it is not the operator of these properties, the Company cannot predict or control the timing of the development of the properties. The Company supplementally informs the Staff that Piceance Energy has advised the Company that it is currently soliciting bids for additional “fit for purpose” rigs to contract and intends to increase the drilling program from 1 to 4 rigs over the next two years. Additionally, Piceance Energy is actively permitting and constructing water impoundments to use both fresh and recycled water in a multi-year, multi-rig development drilling program. However, due to the numerous ongoing rig-intensive shale developments, Piceance Energy is finding rig availability to be more limited and start-dates less predictable than historical norms. The Company proposes to expand, in future filings, its disclosure to indicate that the present intent of Piceance Energy is to develop all of its proved undeveloped reserves within 5 years of our initial disclosure of such reserves.

Production Volumes, Unit Prices and Costs, page 24

7.	Based on the disclosure provided on page 23, you appear to have interests in various wells producing in the Piceance Basin and offshore California. Please expand the tabular disclosure on page 24 to report production, by final product sold, for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

Response. In response to the Staff’s comment, the Company notes that, as disclosed on page 2 of the Form 10-K, all of the assets contributed to Piceance Energy by the Company and Laramie Energy II, LLC are located in Garfield and Mesa Counties, Colorado. The Company supplementally informs the Staff that such assets are also located within a 10-mile radius in the Piceance Basin geologic formation. Despite this small geographic area, the Company proposes to expand, in future filings, its disclosure to report production, by final product sold, for the North Vega and Buzzard Creek Unit fields in the Piceance Basin, which comprise 34% and 29%, respectively, of the Company’s share of Piceance Energy’s total proved reserves at December 31, 2013. No other field represents 15% or more of the Company’s total proved reserves at December 31, 2013.

Financial Statements

Note 22 – Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-46

8.	Please disclose the reasons for significant changes in your reserve quantities for each of the periods presented to comply with FASB ASC paragraph 932-235-50-5.

U.S. Securities and Exchange Commission

June 11, 2014

Response. In response to the Staff’s comment, the Company notes that footnotes (2) and (3) to the table on page F-46 of the Form 10-K describe the significant changes in the Company’s reserve quantities resulting from the contribution of the Company’s natural gas and oil assets to Piceance Energy in connection with the Company’s emergence from bankruptcy. The Company further notes that the table on page F-46 of the Form 10-K discloses that the significant changes in the Company’s reserve quantities are primarily related to changes in the Company’s proved undeveloped gas reserves. Accordingly the Company proposes to expand, in future filings, its disclosure to indicate that approximately 70% to 75% of the increase in proved undeveloped reserves from December 31, 2012 to December 31, 2013 is due to increased gas prices. As disclosed on page F-26 of the Form 10-K, the 12 month average CIG Rocky Mountain gas price increased from $2.563 to $3.527 per MMBTU during that period. This resulted in wells that were uneconomic at year end 2012 becoming economic at year end 2013. The remainder of the increase was due to localized adjustments in type curves to adjust for the actual performance of the producing wells and changes in operating costs.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Executive Compensation, page 4

9.	You disclose that Messrs. Young and Bullock are employees of Conway McKenzie Management Services, LLC, with whom you have a management and financial advisory services agreement. Your summary compensation table indicates that you paid Conway McKenzie for the services provided by Mr. Young and as such he did not receive any salary or other compensation from you. Please provide us with an analysis as to whether you are required to provide disclosure with respect to this arrangement pursuant to Item 404 of Regulation S-K. Please also provide us with an analysis as to whether you are required to file this agreement pursuant to Item 601.

Response. In response to the Staff’s comment, the Company supplementally informs the Staff that Mr. Young was an employee and a member of Conway McKenzie Management Services, LLC (the “Firm”) with an approximate 6% ownership interest in the Firm. Mr. Bullock was an employee, but not a member, of the Firm. The fees paid by the Company to the Firm exceeded $120,000, but were less than 2% of the Firm’s total revenue in 2013.

With respect to Item 13 of Form 10-K, Item 404(a) of Regulation S-K (“Item 404(a)”) requires disclosure of transactions in excess of $120,000 in which any related person has a direct or indirect material interest. Until June 2013, Mr. Young was an executive officer of the Company and therefore, pursuant to Instruction 1(a)(i) of Item 404(a), a “related person.” However, pursuant to Instruction 6(a) to Item 404(a), Mr. Young’s interest in the transactions between the Company and Firm only arises by virtue of his approximate 6% ownership interest in the Firm. Less than 10% of Mr. Young’s annual compensation from the Firm is attributable to fees paid to the Firm by the Company. The Company therefore interprets Item 404(a) to mean that disclosure of Mr. Young’s interest in the transactions between the Company and the Firm is not required because Mr. Young has no “direct or indirect material interest.”

The Company has not filed the management and financial advisory services agreement pursuant to Item 601 of Regulation S-K as the contract ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and does not fall within one

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June 11, 2014

of the categories described in Item 601(b)(10)(ii)(A) – (D). Further the contract is not a management contract or any compensatory plan, contract or arrangement or a compensatory plan, contract or arrangement adopted without the approval of security holders pursuant to which equity may be awarded.

10.	In the footnotes to the summary compensation table, you disclose that Messrs. Monteleone, Coxon and Tarzwell were appointed executive officers on June 17, 2013. Please explain why you entered into an employment agreement with Mr. Coxon almost six months prior, on December 31, 2012, and in what capacity he served from December 31, 2012 to June 17, 2013. Please also expand your disclosure to better explain the differences in salary paid to Messrs. Monteleone, Coxon and Tarzwell in 2013, given that each of their employment agreements contemplate an annual base salary of $250,000.

Response. In response to the Staff’s comment, the Company notes that, as indicated in Mr. Coxon’s biography on page 2 of the Form 10-K/A, Mr. Coxon served as the President of the Company’s wholly-owned subsidiary, Texadian Energy Inc., since January 2013. In addition, as indicated under “Employment Agreements” on page 6 of the Form 10-K/A, the Company entered into an “at will” employment arrangement with Mr. Coxon on December 31, 2012, which is the date on which the Company acquired Texadian Energy Inc., in connection with his hiring as the President of Texadian Energy, Inc. Mr. Coxon was subsequently appointed as the Company’s Chief Operating Officer on June 17, 2013. The Company also notes that, as indicated in footnotes (3) and (4) to the Summary Compensation Table, Messrs. Monteleone, Coxon and Tarzwell became Chief Executive Officer, Chief Operating Officer and Chief Legal Officer on June 17, 2013, June 17, 2013 and June 3, 2013, respectively. In addition, as indicated under “Employment Agreements” on page 6 of the Form 10-K/A, the Company did not begin to compensate Mr. Monteleone for his service as Chief Executive Officer until September 25, 2013, and Mr. Coxon was paid $40,143 as additional salary for 2013. Taken together, the differing start dates plus the $40,143 of additional salary paid to Mr. Coxon account for the differences in salary paid to Messrs. Monteleone, Coxon and Tarzwell in 2013. The Company proposes to expand, in future filings, its disclosure in the footnotes to the Summary Compensation Table to explain these salary differences consistent with the foregoing response.

11.	Please file your employment agreements with your officers.

Response. In response to the Staff’s comment, the Company informs the Staff that Messrs. Monteleone, Coxon and Tarzwell have not entered into employment agreements with the Company, but rather have only received employment offer letters (that the Company refers to in its disclosure as “at will” employment arrangements to distinguish those employment offer letters from employment agreements or contracts) from the Company. The Company respectively submits that these employment offer letters do not

U.S. Securities and Exchange Commission

June 11, 2014

constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and thus are not required to be filed as exhibits to the Form 10-K. The letter agreements of Messrs. Monteleone and Tarzwell, dated September 25, 2013 and May 22, 2013, respectively, specify only (i) the starting salary of the executive, (ii) that the executive will be eligible to receive an annual bonus but does not state what that bonus will be, leaving that decision in the sole discretion of the compensation committee of the Company’s board of directors, (iii) the amount of initial value granted to the executive in restricted Company common stock under the Company’s 2012 Long Term Incentive Plan, (iv) that the executive will be eligible to participate in any benefit plans as may be offered from time to time by the Company to its employees generally and the executive will be entitled to participate in the Company’s 401(K) plan and (v) that the executive’s employment relationship is “at will.” The letter agreement of Mr. Coxon, dated December 27, 2012, specifies only (i) the starting salary of the executive, (ii) the amount of initial value granted to the executive in restricted Company common stock under the Company’s 2012 Long Term Incentive Plan and (iii) the executive’s eligibility to participate in the Company’s profit sharing program and related bonus. A separate agreement was entered into by each executive with the Company in connection with the grant of restricted Company common stock under the Company’s 2012 Long Term Incentive Plan, which Plan is included as Exhibit 4.6 to the Form 10-K. There is no severance or other benefit attributed to the executives under these employment offer letters, and as such we respectfully submit that they therefore do not fall under the types of contracts or arrangements enumerated under Item 601(b)(10)(iii)(A) of Regulation S-K. Moreover, given that the base salaries specified in those letters no longer reflect the current salaries of the executives, the Company respectfully submits that these employment offer letters will not provide any insight to investors and, in fact, could be misleading to investors given that the compensation information contained in them is out of date.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 11, 2014

Please call the undersigned at (832) 850-2551 with any additional comments or questions you may have.

Very truly yours,

/s/ Brice Tarzwell

Brice Tarzwell Senior Vice President, Chief Legal Officer and Secretary